ROUGE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR QUARTER ENDED APRIL 30, 2010
(Stated in Canadian Dollars)

ITEM 1.1 INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) was prepared as of June 30, 2010 and should be read in conjunction with related interim unaudited financial statements and notes for the quarter ended April 30, 2010 contained herein and the audited financial statements and notes for the year ended January 31, 2010.

Rouge Resources Ltd. (“we or the Company”) was incorporated in British Columbia on March 31, 1998, which was also the date of inception. Our name was changed from Gemstar Resources Ltd on October 23, 2007 and at the same time a one for ten (1:10) share consolidation of our authorized, issued and outstanding share capital was approved and implemented. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

We are a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

We are in the business of acquisition, exploration and, if warranted, development of mineral resource properties. We are in the exploration stage and accordingly no current revenues have been recorded nor have any been realized since inception. Significant additional financing and considerable time and effort will be required to continue exploring our mineral property interests and, if warranted, to develop them into commercial opportunities.

ITEM 1.2 DESCRIPTION OF BUSINESS

Prior to January 31, 2009, we had a single 15-unit mining claim totaling approximately 375 hectares called the Dotted Lake Property. It is located in the Thunder Bay Mining District of Northern Ontario, approximately 45km south of Manitouwadge and 20km north of Hemlo Gold Mines along the TransCanada Highway with drivable logging roads within 1km of the Property. Our original claim on the Property was staked in 2001 and then re-staked in March 2003. It is now in good standing with the Ontario Ministry of Northern Development for Mines and Forestry until March 14, 2011 and is held in trust for the Company by a Company Director In October, 2009, the Company expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to ten claims of 82 units by means of additional staking at a cost of $11,055. At the same time, $9,392 was expended on soil sampling which identified anomalous zinc with coincident gold anomalies. Further work has been recommended to expand on the anomaly.

At January 31, 2010, we had expended $105,791 exploring the Property of which $15,261 related to staking and $90,530 to soil sampling, geological surveys and consulting fees & expenses.

Subsequent to the year end on April 20, 2010, we entered into an option agreement (the "Option") with local prospectors to purchase an additional 2 claims of 22 units adjacent to the Dotted Lake Property known as the Lampson Lake Property. It is close to the world class 21 million ounce Hemlo gold deposit, currently being mined by Barrick Gold Corp. We have an exclusive option to purchase a 100% interest in this new property by making option payments totaling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement which has already been paid, $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty when and if mineral exploration and development eventually leads to mining revenue from the property.

On exercise of the Option, our holdings will then total 12 claims of 104 mining units on 1683 hectares, some of which contain the same favourable rock formations that host the Fairservice zinc occurrence. Soil samples taken from this occurrence by previous operators have shown anomalous zinc and coincident gold anomalies. Moreover, our modest soil sampling program on the original Dotted Lake claim in the summer of 2008 and again in the Fall of 2009 noted anomalous zinc with coincident gold anomalies a relatively short distance south of the Fairservice zinc occurrence. Since further work has been recommended to expand on the anomalies, we are planning a work program with Fladgate Exploration Consulting to map, prospect, soil sample, trench and analyze over the next few months at an estimated cost of $85,000.

Depending on these results, we remain committed to the phase 2 diamond drilling recommendations contained in our 43-101 compliant Evaluation Report dated December 6, 2005. However, there is no assurance that a commercially viable mineral deposit exists on either the Dotted Lake or Lampson Lake Properties and further exploration will be required before final evaluation of their economic feasibility.

ITEM 1.3 SELECTED FINANCIAL INFORMATION
ITEM 1.4 RESULTS OF OPERATION FOR QUARTER ENDED APRIL 30, 2010

The following table shows selected financial information for the quarters ended April 30, 2010 and 2009 along with the two most recently completed fiscal years:

	Quarter Ended April 30, 2010	Quarter Ended April 30, 2009	Year Ended January 31, 2010	Year Ended January 31, 2009
FINANCIAL POSITION
Total Assets	$ 514,536	$ 95,693	$ 169,424	$ 101,485
Total Liabilities(all current)	$ 144,974	$ 1,088,684	$ 1,140,457	$ 1,053,596
Deficit	$ (2,797,266)	$ (2,659,819)	$ (2,737,861)	$ (2,618,939)
OPERATIONS
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	$ (59,405)	$ (40,880)	$ (118,922)	$ (195,335)
Net loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.05)

Discussion of Results of Operation for Quarter Ended April 30, 2010

The following results should be read in conjunction with the related interim unaudited financial statements and notes for the quarter ended April 30, 2010 contained herein along with the audited financial statements and notes for the year ended January 31, 2010.

		Quarter Ended		Quarter Ended
		April 30, 2010		April 30, 2009
Revenue	$	Nil	$	Nil
Expenses
Amortization and accretion		$15,023		$3,502
Management fees		15,000		15,000
Office administration and travel		16,204		11,189
Professional fees		12,215		7,055
Transfer agent and filing fees		963		4,134

Total Expenses and Net Loss for the Period		$(59,405)		$(40,880)

Revenue
The Company is in the exploration stage and has not generated any revenues since inception.

Total Expenses and Net Loss
The Company reported a net loss of $59,405 for the quarter ended April 30, 2010 compared to $40,880 in the same period last year. This $18,525 increase in net loss resulted from: $11,521 increase in promissory note accretion, $5,015 increase in office admin/ travel expenses, $5,160 increase in professional fees (accounting, audit and legal) partially offset by $3,171 decrease in transfer agent/ filing fees.

ITEM 1.5 SUMMARY OF QUARTERLY RESULTS

The following table shows operating results for the eight most recently completed quarter ends:

	1 st Qtr ended Apr. 30 10	4 th Qtr ended Jan 31 10	3 rd Qtr ended Oct. 31 09	2 nd Qtr ended July 31 09	1 st Qtr ended Apr. 30 09	4 th Qtr ended Jan 31 09	3 rd Qtr ended Oct. 31 08	2 nd Qtr ended July 31 08
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	($59,405)	($53,949)	($36,505)	$12,412	($40,880)	Nil ($60,195)	($42,461)	($49,170)
Loss per Share	$0.00	($0.01)	$0.00	$0.00	$0.00	($0.01)	($0.02)	($0.09)

1.6	LIQUIDITY
1.7	CAPITAL RESOURCES

Working Capital	As At	As At	As At
	April 30, 2010	January 31, 2010	April 30, 2009

Current assets	$393,648	$55,439	$1,798
Current liabilities	(144,974)	(1,140,457)	(1,088,684)

Working capital (deficiency)	$248,674	$(1,085,018)	$(1,086,886)

During the quarter ended April 30, 2010, there was change to a positive working capital position of $248,674 at April 30, 2010 from a working capital deficiency of $1,085,018 at the January 31, 2010 year end due exclusively to the successful completion of a $1,500,000 private placement during the quarter.

Cash Flow	Quarter Ended	Quarter Ended
	April 30, 2010	April 30, 2009
Net cash used in Operating Activities	$(39,496)	$(45,086)
Net cash used in Investing Activities	(7,000)	-
Net cash provided by Financing Activities	384,848	40,232
Incr. (Decr.) in Cash during Period	$338,352	$(4,854)

Cash, Beginning of Period	53,623	4,856
Cash, End of Period	$391,975	$2

At April 30, 2010, the Company’s cash position was $391,975 compared to $53,623 at January 31, 2010. The $338,352 increase in cash for quarter ended April 30, 2010 (“2010 period”) and $4,854 decrease in cash for quarter ended April 30, 2009 (“2009 period”) resulted from the following activities:

(i)

Net cash used in operating activities of $39,496 in 2010 and $45,086 in 2009 was primarily due to operating losses adjusted for items not requiring use of cash and changes in operating assets and liabilities in both periods.

(ii)

Net cash used in investing activities of $7,000 in 2010 resulted from the first option payment regarding purchase of the Lampson Lake Property over the next three years. There were no investing activities in the 2009 period.

(iii)

Net cash provided by financing activities of $384,848 in 2010 and $40,232 in 2009. The 2010 funding resulted from completion of a private placement totaling $1,500,000 net of loan re-payments to related parties of $1,015,152. The 2009 funding came only from related party borrowing.

Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	40,000
General, administration and other expenses	55,000
$155,000
Mineral exploration	85,000

Total	$240,000

Further exploration on our mineral property interests will be managed over the next few months by our consulting geologist, Fladgate Exploration Consulting, at an estimated cost of $85,000 to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples .. We also anticipate spending approximately $155,000 for on-going management, professional fees and administration of our corporate affairs during the ensuing twelve month period.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and borrowings from related parties. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due and may be forced to scale down or perhaps even cease business operations.

To a significant extent, our ability to raise capital is also affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if prices for metals such as zinc, gold, copper and platinum fall or if results from the intended exploration programs on our mineral property interests are unsuccessful.

Share Capital

a)	Common Shares

Authorized

Unlimited common shares without par value

Issued and outstanding	Quarter Ended April 30, 2010		Quarter Ended April 30, 2009
	Number of		Number of
	shares	Amount	shares	Amount
Balance, beginning of period	10,565,171	$1,613,471	10,565,171	$1,613,471
Private placement @ $0.05 per share	30,000,000	1,500,000	-	-
Balance, end of period	40,565,171	$3,113,471	10,565,171	$1,613,471

At April 30, 2010, there were 40,565,171 shares issued and outstanding.

During the quarter ended April 30, 2010, the Company substantially completed a private placement of 30,000,000 units at a price of $0.05 per unit for proceeds of $1,500,000. At January 31, 2010, $100,000 of this amount was recorded as subscriptions received. The closing was formally announced on May 13, 2010. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years.

b)	Share Purchase Warrants

At April 30, 2010, the Company had 40,000,000 share purchase warrants outstanding as follows:

Balance,		Balance,
January 31, 2010	Issued	April 30, 2010	Exercise price	Expiry

10,000,000	-	10,000,000	$0.10	June 30, 2010
-	30,000,000	30,000,000	$0.10	April 30, 2012
		40,000,000

c)	Stock Option Plan
The Company’s Stock Option Plan (the “Plan”) was adopted in December 2006 and will be administered under the following basic terms and conditions:
	(i)	the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time;
(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

	(iii)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant regulatory authorities;
	(iv)	the exercise price shall be determined by a plan committee at the time of grant; and

(v)	the option period shall not exceed five years from the date of grant.

No stock options have been granted and no stock options are outstanding at April 30, 2010.

ITEM 1.8 OFF-BALANCE SHEET ARRANGEMENTS

None

ITEM 1.9 RELATED PARTY TRANSACTIONS

Loans payable aggregating $1,069,901 at January 31, 2010 to officers of the Company and an immediate family member of an officer of the Company were substantially repaid during the quarter ended April 30, 2010 from the proceeds of the $1,500,000 private placement (see Note 4a). At April 30, 2010, $69,676 was owing to an officer/ director of the Company which amount is unsecured, non-interest bearing and has no specific terms of repayment.

During the quarters ended April 30, 2010 and 2009, the Company recorded the following transactions with an officer/ director of the Company:

	Quarter Ended	Quarter Ended
	April 30, 2010	April 30, 2009

Management fees	$15,000	$15,000
Office rent	7,500	7,500
	$22,500	$22,500

Related party transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

ITEM 1.10 FOURTH QUARTER ENDED JANUARY 31, 2011

Not yet applicable.

ITEM 1.11 SUBSEQUENT AND PROPOSED EVENTS

None

ITEM 1.12 CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The significant areas requiring the use of management estimates relate to the determination of impairment in the carrying values of long-lived assets, the carrying amount of accrued liabilities, the amounts due to related parties, the existence of contingent assets and liabilities, the values ascribed to related party transactions and future income tax assets along with the related valuation allowance. Management reviews significant estimates on a quarterly basis and, when changes in estimates are necessary, makes adjustments prospectively.

ITEM 1.13 RECENT ACCOUNTING PRONOUNCEMENTS IN CANADA

We review new accounting pronouncements in conjunction with our auditor and adopt those applicable to us. Since the January 31, 2010 year end, there have been no pronouncements that have a material impact on our financial position, results of operations or cash flows.

ITEM 1.14 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. However, there is no certainty that all environmental risks and contingencies have been addressed.

We are exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s debt is non-interest bearing and therefore not affected by changes in interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient working capital to meet its third party obligations.

ITEM 1.15 OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements

The information provided in this report, including the audited financial statements for the year ended January 31, 2010, is the responsibility of our management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Our management believes such estimates have been based on careful judgments which have been properly reflected in the financial statements contained herein.

Transition to IFRS

Our management is aware of the approaching deadlines associated with the replacement of Canadian generally accepted accounting principles with IFRS. In addition to attending relevant seminars, management has carried out a line-by-line review of the Company’s financial statements and assessed the impact of IFRS adoption in 2011. Accordingly, management is of the opinion that, given the relative simplicity of the Company’s balance sheet, the transition to IFRS will not cause significant changes to preparation or presentation of the Company’s financial statements.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to multilateral instrument 52-109 is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO evaluated the disclosure controls and procedures at April 30, 2010 and concluded they are operating effectively notwithstanding the Company has very limited staff. As a result, internal controls which rely on segregation of duties in many cases are not possible. Accordingly, the Company relies heavily on senior management review and approval to overcome this inherent weakness.

Business and Regulatory Risks
Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from its mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues or ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in our best interest, increased fees for statutory filings, and the introduction of ever more complex reporting requirements which we must pay for in order to maintain our exchange listing.

Forward-looking statements
This Management Discussion and Analysis may contain forward-looking statements which are not statements of historical fact. The forward-looking statements are often identifiable by the use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. Our actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to put undue reliance on forward-looking statements.